9/10

02049866

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Computershare Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4966 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/10/02

82-4966

02 SEP 10 AM 9:18

AR/S
6-30-02

Computershare

COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE YEAR ENDED 30 JUNE 2002

(comparisons are for the year ended 30 June 2001)

28 August 2002

Copies of Financial Year 2002 Results Presentation are available for download at:
www.computershare.com/results

Computershare Meets Forecast Lifts Dividend

Sydney, 28 August 2002 – In line with its 26 February forecast, Computershare Limited (ASX:CPU) today reported a normalised net after tax profit of $57.9 million for the year ended 30 June 2002, a 5.5% increase over the previous financial year's normalised result.

The result was struck on revenues of $781 million, which increased 4% over the 2000/01 financial year. EBITDA was down 3% at $147.6 million. Computershare paid an effective corporate tax rate of 31% during the year.

Normalised earnings per share were 9.6 cents per share.

The company announced a final dividend for the 2001/02 financial year of 2.5 cents per share, taking total dividends for the year to 3 cents per share fully franked. The company stated it would lift the dividend to 5 cents per share annually, fully franked, for the current financial year.

Computershare also announced it would acquire up to 10 percent of its shares through an on-market buy back.

The company's financial position remains healthy with total assets of $959.7 million being financed by shareholders' funds of $656 million. In addition, Computershare has considerable financial capacity to fund further expansion.

CEO Chris Morris said, "We are pleased to have met the forecast we outlined in February, particularly given the challenging conditions currently existing in the core registry business, which continues to be affected by low interest rates and subdued corporate activity.

"The quality of our earnings remain high as evidenced by the health of our balance sheet and the strong cash flows generated by the business, which increased 16% year on year to $79.4 million.

"We continue to be prudent in expensing research and development costs, rather than the normal industry practice of capitalising these costs.

"Technology spending increased to $107 million, of which $36 million was research and development related spend that would normally be capitalised, however it is Computershare's policy to expense all of these costs.

"Some of the technology spending also relates to activities designed to reduce dependency on outsourced bureau services, which over time will save in the order of $27 million per annum.

"Operationally we have been successful in leveraging overhead costs to ensure the cost base of the business is appropriate for the environment in which we are currently operating.

Regionally, revenues and operating earnings (EBITDA) were evenly spread between North America, the Asia/Pacific and Europe.

The North American business, which continues to be affected by 40 year low interest rates, generated revenues of $305 million and EBITDA of $41.1 million during the year. The Asia/Pacific region contributed revenues of $237 million and EBITDA of $56.7 million. The Europe region contributed $237 million and $49.3 million respectively.

Operating margins remained strong at 19 percent, with the Asia/Pacific and Europe achieving 24 percent and 21 percent respectively and North America 13 percent.

Key operational achievements included:

- The acquisition of BT Registries in Australia and New Zealand;
- The acquisition of Mercantile Registrars in South Africa;
- An agreement with the Deutsche Borse to form a joint venture to provide registry and related services to the German equities market;
- Entering into joint venture with Hong Kong Exchanges and Clearing Limited to provide share registry and related services to the Hong Kong market;
- An agreement to advise the China Securities Depository and Clearing Corporation Limited (SD&C) on the Chinese securities registration service;
- The launch of the SMARTS Market Surveillance system within the Singapore Exchange and Singapore Monetary Authority; and
- The launch of an Investor Centre giving shareholders 24-hour global coverage.

Outlook for Financial Year 2003

Operationally the company is on track to have its proprietary software, the SCRIP system, live in all three regions by the end of 2002. Following this Computershare will have a truly global registry model which will be able to deliver efficiencies and benefits to the company's clients across the regions in which they operate.

The company also expects the strong growth in its Employee Share Plan business to continue. This business, which currently represents 8% of consolidated revenue, has grown significantly over the last year.

Revenues and earnings growth will depend on the recovery of global equity markets, and in particular a higher level of corporate actions. Any increase in interest rates will also be revenue and earnings positive.

The company will nevertheless remain vigilant in managing its cost base efficiently given the uncertain outlook going forward to ensure it continues to deliver acceptable levels of operating earnings and margins.

The company is confident that it will be able to pay a 5 cent per share fully franked dividend from the 2002/03 financial year onwards.

Ends

For further information:

Christine Godfrey	or	Michael Drogemuller
Computershare		Burson-Marsteller
Investor Relations		**Media Relations**
Tel: (02) 8234 5456		Tel: (03) 9685 8500
Mobile: 0418 536 332		Mobile: 0407 445 996

FINANCIAL SUMMARY

A comparison to the equivalent period last year demonstrates the company's ability to maintain steady earnings over the past 12 months despite the deterioration in global equity markets.

	Year to June 2002 A$ millions	Year to June 2001 A$ millions
Revenue	781.0	754.3
EBITDA before one off adjustment	147.6	151.6
One off adjustment – Write down in the value of investment in E Trade	0.0	21.3
EBITDA post adjustment	147.6	130.3
Profit before tax	83.7	75.8
Income tax	26.0	33.7
Profit after tax	57.8	42.1
Net profit attributable to members of the parent	71.3	38.7
Dividend per share (cents)	3.0	1.0
EPS – normalised (cents)	9.6	9.9

SUMMARY FINANCIAL COMMENTARY

Revenue Analysis

	Year June 2002	Year June 2001
Registry Maintenance	348.1	344.3
Corporate Actions	53.7	74.8
Margin Income	72.5	96.8
Non-Registry Sales/Fees	163.7	105.6
Interest Income	4.2	3.7
Recoveries	125.6	114.5
Other	13.2	14.6
Total	**781.0**	**754.3**

While basic register maintenance income remained steady over the preceding 12 months, both Corporate Actions and Margin income declined reflecting lower corporate activity and interest rates at historically low levels. Other non registry businesses expanded due to increases in Plan Managers and Document Services business lines.

Expense Analysis

	Year June 2002	Year June 2001
Recoverable expenses	126.0	108.5
Personnel	290.6	269.8
Occupancy	38.7	40.3
Other Direct expenses	81.6	107.7
Technology services	79.9	60.9
Corporate services	15.2	11.7
Depreciation & Amortisation	55.1	46.7
Borrowing Costs	10.2	14.4
Write-down Investment in Etrade	0	21.3
Total	**697.3**	**680.9**

TAXATION

The headline effective tax rate has fallen from 44.5% as at 30 June 2001 to 31.0% and the underlying effective tax rate adjusted for non-recurring items and non deductible goodwill charges has fallen from 30.9% to 25.5%. The improved result is primarily due to:

- a reduction of tax rates in Australia and Canada
- a critical examination of the group's qualifying research and development activities and
- expenditure and limiting inefficient transactions to the extent possible.

Computershare has conservatively not booked the benefit of some $4.6 million of income tax losses and a further $18.3 million of capital losses. The benefit of these losses will be reflected in a lower tax expense in future periods when their recovery is virtually certain.

CASH FLOW / FINANCING

Working Capital

Improved working capital management enabled Cashflow from Operations to increase by $11.1m to $79.4m for the year. Debtors days outstanding was cut from 75 days at 30 June 2001 to 70 days at 30 June 2002.

At present the group has financing capacity of approximately $ 250m within its existing financing facilities and available cash resources.

Share Buy Back

As part of its continuing focus on capital management, the company today also lodged an Appendix 3C with the ASX announcing that it would acquire up to 10 percent of its ordinary shares through an on-market buy back.

INTERIM DIVIDEND

An interim dividend of 0.5 cents per share was paid in March 2002. As foreshadowed at the Interim Results, the Board has reviewed the company's dividend policy and considered it appropriate to increase the dividend payout ratio. Accordingly, a final dividend of 2.5 cents per share, fully franked has been declared for the year ended 30 June 2002.

The record date for shareholders entitled to the dividend is 12 September 2002 with a payment date of 26 September 2002.

The Board also intends to lift the annual dividend for the year ending 30 June 2003 to 5 cents per share, fully franked.

REVIEW OF OPERATIONS

Mr. Chris Morris, CEO, noted that the results for the year to June 2002, represented a significant achievement for the group given the volatility of financial markets and world economic conditions. He noted that these factors impacted the business through subdued corporate actions and lower margin income, although growth was experienced in non-registry businesses. He also noted that Computershare Technology Services had been extremely active as it implemented technology and infrastructure to support the expansion of the global registry network. The workload on Computershare Technology Services had necessitated an increase in personnel and costs in the CTS business.

HIGHLIGHTS – ASIA/ PACIFIC

Australia & New Zealand

- Trading activity reasonably strong however IPO's well down
- Primary focus to renew efforts in service commitments and consistency of processes
- Centralised Investor Contact Centre (200 seats) now fully operational
- Roll-out of 'Workflow' across all offices continuing
- Transition of existing registry clients to CPM model
- Continue to win more ESP business as well as move existing registry clients to CPM model
- New appointments to strengthen Australian management team
  - Stuart Crosby – MD Asia Pacific
  - Michael Gardner – Head of Australian Region

Hong Kong

- Conversion to SCRIP completed in May 02
- Merger with Hong Kong Exchange completed in June and registry market share increased to 83%
- Won Bank of China and CK Life IPO's with more than 400,000 shareholders
- Selected to advise the Chinese government on market structures
- Strategic relationship with Hong Kong Exchange is anticipated to boost further revenue opportunities out of mainland China

HIGHLIGHTS - EUROPE

UK and Ireland

- Result affected by reduction in corporate action activity and lower interest rates
- Major new business: Registry: Allied Domecq, Iceland, Somerfield, Rio Tinto, First Active
  ESP: BP (global plan) and 8 FTSE 100 companies
- Cost reduction program continuing with redundancy costs ($3.0m) expensed this year
- Reduction in personnel costs in 2nd half attributed to retrenchments
- Appointment of Iain Saville (CEO UK/Europe) will boost profile of CPU and deepen market relationships

South Africa Business Review

- Results affected by introduction of STRATE
- Integration of Mercantile Registrars business well progressed and when completed will deliver major cost savings as all technology provided from Bristol, UK.
- Obtained 50% of major analytics business in SA which is now added to our global offering
- Workflow now introduced

HIGHLIGHTS - NORTH AMERICA

US

- Registry results affected by substantial reduction in corporate actions activity (M&A, stock splits & IPOs)
- Significant positive EBITDA contribution from ESP business
- ESP: Converted 850,000 participant accounts to SCRIP & maintained re-appointments
- Anticipate continued growth in ESP business
- Shareholder Survey: satisfaction level running at 94%
- Reduced workforce by 35% in the 1st half (saving US$ 3.5m p.a)
- Migration of all clients to SCRIP will be completed by September 2002
- Pre marketing of SCRIP to clients has generated positive interest
- Focus remains on ongoing efficiency management and controls

Canada

- Prudential demutualisation (completed)
- Corporate Trust business affected by reduction in volume of new debt issuance activity
- Major corporate actions: Gulf/ Connoco and Canadian Hunter/Burlington Resources as well as an increasing number of cross-border transactions with the US
- Migration to SCRIP anticipated by end March 2003
- Expense containment to continue

HIGHLIGHTS - Computershare Technology Services (CTS)

- The CTS business encompasses all the group's technology development expenses, technology bureau income and costs and financial markets software operations.
- For the year ended 30 June 2002 total technology expenses rose by 19% over the spend in the prior 2001 financial year.
- This increase in costs is a direct result of major projects such as:
  - Development and implementation of an ESPP system for US Plan Managers
  - Development of a Global Options System
  - Development and implementation of SCRIP in US, Hong Kong and Canadian markets
  - Set up of communications and data infrastructure for North America

ACQUISITIONS AND PARTNERSHIPS

Merger with Hong Kong Exchange

On 26 April 2002, Computershare and Hong Kong Exchanges and Clearing Limited (HKEx), the holding company of the Hong Kong stock and derivatives exchanges and their associated clearing houses, agreed to merge their Hong Kong share registration businesses, Central Registration Hong Kong Limited and Hong Kong Registrars Limited.

From 1 June 2002, the merged businesses have been grouped under an entity called Computershare Hong Kong Investor Services Limited (CHIS), which is 76 per cent owned by Computershare and 24 per cent by HKEx.

Mr Morris said that he was excited about building Computershare's business in Hong Kong and its relationship with HK Ex. "HKEx's achievements since its demutualisation and listing are impressive. We believe that it is the ideal partner in this exciting market".

"Like our other businesses around the world, CHIS will use our best breed SCRIP share registration system and other registry tools, and have access to our global pool of shareholder record-keeping and related expertise. When these assets are combined with HKEx's market knowledge and resources, it is clear that Hong Kong issuers and investors can only benefit from the value brought to CHIS by its shareholders," Mr Morris explained.

Joint Venture with Deutsche Borse

In December 2001, Computershare announced that it had taken a 49% interest in a newly formed joint venture with Deutsche Borse to offer share registration and related services in the German market and at a later stage in continental Europe.

"Whilst this transaction was not immediately earnings accretive its primary significance lies in the fact that we have now formed a synergistic working relationship with the largest European exchange organization and that this will enable us to revolutionise service quality and product innovation, creating a registered shares offering to the German market that will be significantly more efficient and user-friendly for issuers and investors. This is the platform for our European expansion." Mr Morris said.

Mr Morris also noted that since the announcement of this joint venture, the profile of Computershare in Europe had substantially increased generating some other important strategic acquisition and joint venture opportunities.

Acquisition of Mercantile Registrars (South Africa)

In November 2001, Computershare also announced the acquisition of the Mercantile Registrars business in South Africa. Once again, this acquisition demonstrated our ability to successfully identify businesses where substantial economies of scale can be derived by the merging new businesses with existing operations.

"In addition, with the implementation of Computershare's proven technological expertise, we were able to execute the successful transition of the South African share registration business from its paper based origins to the STRATE electronic settlement environment, thus creating optimal market exposure for Computershare and further opportunities," said Mr Morris.

ACQUISITION OPPORTUNITIES

Mr Morris noted that the group was continuing to evaluate a number of acquisition and joint venture opportunities for the group. He noted that strategic relationships and joint ventures such as those recently formed with stock exchanges in Hong Kong and Germany positioned Computershare to take advantage of significant future opportunities. Mr Morris commented that Computershare had dismissed several opportunities that did not offer the necessary degree of strategic fit or an appropriate valuation.

ENDS

About Computershare

Computershare Limited is a leading financial services and technology provider for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

It is the largest and only global share registry (or transfer agent), managing more than 68 million shareholder accounts for over 7,500 corporations in ten countries on five continents, and it provides sophisticated trading technology to financial markets in each major time zone.

Founded in Australia in 1979 and headquartered in Melbourne, Computershare employs more than 5,000 people worldwide.

Rules 4.1, 4.3

02 SEP 10 AM 9:19

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

COMPUTERSHARE LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
005 485 825		√	3O JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up	4%	to	780,966
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*) – refer below	up	84%	to	71,293
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)* - refer below	up	84%	to	71,293

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	$0.025	$0.025
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	$0.005	$0.005

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*: 12 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Normalised net profit (loss) for the period attributable to members is up 5% to 57,931
Normalised net profit (loss) for the prior period attributable to members: 54,916*
Normalised net profit (loss) for the prior period excludes the impact of provision on Etrade investment and sale of Summit (refer to 2001 Annual Report – note 2 Significant items).

+ See chapter 19 for defined terms.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	780,966	754,318
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	687,049	666,520
1.3	Borrowing costs	10,169	14,402
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	**0**	**2,383**
1.5	**Profit (loss) from ordinary activities before tax**	**83,748**	**75,779**
1.6	Income tax on ordinary activities *(see note 4)*	25,995	33,695
1.7	**Profit (loss) from ordinary activities after tax**	**57,753**	**42,084**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.9	**Net profit (loss)**	**57,753**	**42,084**
1.10	Net profit (loss) attributable to outside +equity interests	(13,540)	3,350
1.11	**Net profit (loss) for the period attributable to members**	**71,293**	**38,734**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	0	0
1.13	Net exchange differences recognised in equity	(24,365)	29,599
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	0	0
1.15	Initial adjustments from UIG transitional provisions	0	0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(24,365)	29,599
1.17	**Total changes in equity not resulting from transactions with owners as owners**	46,928	68,333

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	12.0 cents	7.2 cents
1.19	Diluted EPS	12.2 cents	7.1 cents
	Normalised Basic EPS	9.6 cents	10.2 cents
	Normalised Diluted EPS	9.9 cents	10.0 cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	57,753	42,084
1.21	Less (plus) outside +equity interests	(13,540)	3,350
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**71,293**	**38,734**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	758,033	724,613
1.24	Interest revenue	4,161	3,663
1.25	Other relevant revenue	18,772	26,042
	Total revenue	**780,966**	**754,318**
1.26	Details of relevant expenses:		
	Direct services	536,972	525,922*
	Technology services	79,850	60,888*
	Corporate Services	15,097	11,731
	Write-down investment in E*Trade	0	21,264
	Net exchange loss on other financial instruments	0	397
	Amortisation of goodwill	29,869	25,007
	Amortisation of other intangibles	189	1,011
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	25,072	20,300
	Total expenses (excluding borrowing costs)	**687,049**	**666,520**
Capitalised outlays			
1.28	Interest costs capitalised in asset values	0	0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

*Previous periods expenses for technology services and direct services restated to reflect full amount of technology expenses in accordance with current practice.

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	83,993	50,733
1.31	Net profit (loss) attributable to members (*item 1.11*)	71,293	38,734

+ See chapter 19 for defined terms.

1.32	Net transfers from (to) reserves *(details if material)*	0	0
1.33	Net effect of changes in accounting policies	0	0
1.34	Dividends and other equity distributions paid or payable	(21,505)	(5,474)
1.35	**Retained profits (accumulated losses) at end of financial period**	**133,781**	**83,993**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	29,869	5,874	103	23,892
2.2	Amortisation of other intangibles	189	63	0	126
2.3	**Total amortisation of intangibles**	30,058	5,937	103	24,018
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	**0**	**0**	**0**	**0**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	24,474	18,269
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	46,819	20,465

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	74,327	66,276	92,682
4.2	Receivables	150,210	160,927	157,693
4.3	Investments	9	152	103
	Other financial assets (Broker Client deposits) – refer (i) below	41,517	0	0
4.4	Inventories	3,355	5,218	3,772
4.5	Tax assets	1,731	0	0
4.6	Other (provide details if material)	11,092	11,507	13,470
4.7	**Total current assets**	**282,241**	**244,080**	**267,720**
	Non-current assets			
4.8	Receivables	595	709	1,319
4.9	Investments (equity accounted)	0	0	0
4.10	Other investments	7,543	8,096	8,150
4.11	Inventories	0	0	0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0	0	0
4.13	Development properties (+mining entities)	0	0	0
4.14	Other property, plant and equipment (net)	146,958	118,878	135,367
4.15	Intangibles (net)	3,114	2,143	2,407
4.16	Tax assets	39,804	27,615	27,096
4.17	Other Intangibles - Goodwill	479,461	502,473	489,267
4.18	**Total non-current assets**	**677,475**	**659,914**	**663,606**
4.19	**Total assets**	**959,716**	**903,994**	**931,326**
	Current liabilities			
4.20	Payables – refer (i) below	117,910	98,316	101,831
4.21	Interest bearing liabilities	5,975	2,486	1,380
4.22	Tax liabilities	19,825	38,442	31,297
4.23	Provisions exc. tax liabilities	32,182	25,894	20,871
4.24	Other (provide details if material)	566	22,156	10,353
4.25	**Total current liabilities**	**176,458**	**187,294**	**165,732**
	Non-current liabilities			
4.26	Payables	0	0	0
4.27	Interest bearing liabilities	102,824	230,130	109,772
4.28	Tax liabilities	17,206	6,699	8,976
4.29	Provisions exc. tax liabilities	4,685	6,345	5,333

+ See chapter 19 for defined terms.

4.30	Other –deferred settlement on acquisition of entity	0	624	1,032
	Other – lease inducements	2,795	0	0
4.31	**Total non-current liabilities**	**127,510**	**243,798**	**125,113**

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**303,968**	**431,092**	**290,845**
4.33	Net assets	**655,748**	**472,902**	**640,481**

	Equity			
4.34	Capital/contributed equity	508,899	354,603	508,601
4.35	Reserves	6,413	30,778	24,818
4.36	Retained profits (accumulated losses)	133,781	83,993	104,888
4.37	**Equity attributable to members of the parent entity**	**649,093**	**469,374**	**638,307**
4.38	Outside +equity interests in controlled entities	6,655	3,528	2,174
4.39	**Total equity**	**655,748**	**472,902**	**640,481**

4.40	Preference capital included as part of 4.37	**147,205**	**0**	**147,301**

(i) During the year an overseas controlled entity became a licensed deposit taker. As at 30 June this controlled entity has accepted deposits in its own name, and recorded these funds as other financial assets together with a corresponding liability. The deposits are insured through a local regulatory authority.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	0	0
5.2	Expenditure incurred during current period	0	0
5.3	Expenditure written off during current period	0	0
5.4	Acquisitions, disposals, revaluation increments, etc.	0	0
5.5	Expenditure transferred to Development Properties	0	0
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**0**	**0**

Development properties

+ See chapter 19 for defined terms.

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	0	0
6.2	Expenditure incurred during current period	0	0
6.3	Expenditure transferred from exploration and evaluation	0	0
6.4	Expenditure written off during current period	0	0
6.5	Acquisitions, disposals, revaluation increments, etc.	0	0
6.6	Expenditure transferred to mine properties	0	0
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**0**	**0**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers (inclusive of Australian GST)	796,816	713,325
7.2	Payments to suppliers and employees (inclusive of Australian GST)	(654,645)	(603,063)
7.3	Dividends received from associates	0	3,244
7.4	Other dividends received	276	359
7.5	Interest and other items of similar nature received	4,181	3,850
7.6	Interest and other costs of finance paid	(11,222)	(13,598)
7.7	Income taxes paid	(48,076)	(30,297)
7.8	Other (provide details if material) Net Australian GST payments made	(7,976)	(5,541)
7.9	**Net operating cash flows**	**79,354**	**68,279**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(56,886)	(43,301)
7.11	Proceeds from sale of property, plant and equipment	655	1,994
7.12	Payment for purchases of equity investments	(1,128)	(55,077)
7.13	Proceeds from sale of equity investments	8,510	3,685
7.14	Loans to other entities	(287)	(264)
7.15	Loans repaid by other entities	0	23

+ See chapter 19 for defined terms.

7.16	Other (provide details if material)		
	Sale of Summit	0	6,653
	Deposit on land	1,206	(1,200)
	Payments for intangible assets on acquisition of businesses	(30,441)	(48,978)
	Other	(8)	0
7.17	**Net investing cash flows**	**(78,379)**	**(136,465)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	7,090	8,581
	Ordinary shares	150,000	0
	Reset Preference shares - less costs of issue reset preference shares	(2,794)	0
7.19	Proceeds from borrowings	57,265	215,861
7.20	Repayment of borrowings	(177,816)	(74,896)
7.21	Dividends paid	(9,708)	(5,406)
7.22	Other (provide details if material)	0	(518)
	Repayment of borrowings – Settlement of deferred acquisition	(12,598)	(59,822)
7.23	**Net financing cash flows**	**11,439**	**83,800**
7.24	**Net increase (decrease) in cash held**	**12,414**	**15,614**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	65,453	47,533
7.26	Exchange rate adjustments to item 7.25.	(3,540)	2,306
7.27	**Cash at end of period** *(see Reconciliation of cash)*	74,327	65,453

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

On 31 December 2000 the economic entity acquired the remaining interest in the CDS group. The total purchase price was based on a deferred settlement calculation payable post 30 June 2001. The final settlement of $11.56m was paid in cash during the period ended 31 December 2001.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	42,504	44,622
8.2 Deposits at call	31,823	21,654
8.3 Bank overdraft	0	(823)

+ See chapter 19 for defined terms.

		Current period	Previous corresponding period
8.4	Other	0	0
8.5	**Total cash at end of period** *(item 7.27)*	**74,327**	**65,453**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	10.7%	10.0%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	11.0%	8.3%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Calculation of Basic EPS	**Calculation of Diluted EPS**	**Calculation of Normalised Basic EPS**	**Calculation of Normalised Diluted EPS**
	A$ 000's	A$ 000's	A$ 000's	A$ 000's
Earnings per share	12.0 cents	12.2 cents	9.6 cents	9.9 cents
Net profit	57,753	57,753	57,753	57,753
Outside equity interest	13,540	13,540	13,540	13,540
Exclusion of Hong Kong Equity transaction	-	-	(13,362)	(13,362)
Dividends on preference shares	(4,882)	-	(4,882)	-
Net profit	**66,411**	**71,293**	**53,049**	**57,931**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	551,615,920		551,615,920	
Weighted average number of ordinary shares and potential ordinary shares used as denominator in calculating diluted earnings per share		582,348,267		582,348,267
Allotment, conversion to or subscription for ordinary shares between reporting date and time of completion of this report	120,000 options exercised at $0.478		120,000 options exercised at $0.478	
Employee options on issue that are not diluted and are therefore not included in the calculation of diluted EPS :- refer to note 18.7 – non dilutive options are marked *				
Issue of potential ordinary shares between reporting date and time of completion of this report		None		None

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	(4) cents	(11) cents

Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	Not applicable
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not applicable

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	26September 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	12 September 2002

+ See chapter 19 for defined terms.

15.3 If it is a final dividend, has it been declared?
(Preliminary final report only)

YES

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	$0.025	$0.025	N/A
15.5	Previous year	$0.005	$0.005	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	$0.005	$0.005	N/A
15.7	Previous year	$0.005	$0.005	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	$0.03	$0.01
15.9	Preference +securities	$3.26	Nil

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	16,623	5,475
15.11	Preference +securities *(each class separately)*	4,882	0
15.12	Other equity instruments *(each class separately)*	**0**	**0**
15.13	**Total**	**21,505**	**5,475**

The +dividend or distribution plans shown below are in operation.

Not applicable

The last date(s) for receipt of election notices for the +dividend or distribution plans	Not applicable

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	0	7,613
16.2 Income tax on ordinary activities	0	(1,346)
16.3 Profit (loss) from ordinary activities after tax	0	6,267
16.4 Extraordinary items net of tax	0	0
16.5 Net profit (loss)	0	6,267
16.6 Adjustments – outside equity interest	0	(3,884)
16.7 Share of net profit (loss) of associates and joint venture entities	0	2,383

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000

+ See chapter 19 for defined terms.

Computershare Hong Kong Investor Services Limited (prev. Central Registration Hong Kong Limited)**	100%	100%	0	2,553
Chelmer Limited	50%	50%	0	(170)
**Consolidated from 28 February 2001				
17.2 Total			0	2,383
17.3 Other material interests E*Trade Securities Limited	11.84%	12.67%	N/A	N/A
17.4 Total			N/A	N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	1,500,000	1,500,000	$100.00	$100.00
18.2	Changes during current period				
	(a) Increases through issues	1,500,000	1,500,000	$100.00	$100.00
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	554,278,613	554,278,613		
18.4	Changes during current period				
	(a) Increases through issues				
	Employee options	776,000	776,000	$0.478	$0.478
	Employee options	50,000	50,000	$0.728	$0.728
	Employee options	1,000,000	1,000,000	$0.975	$0.975
	Employee options	1,479,000	1,479,000	$0.983	$0.983
	Employee options	240,000	240,000	$1.368	$1.368
	Employee options	92,000	92,000	$1.393	$1.393
	Employee options	1,750,000	1,750,000	$1.757	$1.757
	Employee options	434,000	434,000	$1.758	$1.758
	Employee Share save	12,715	12,715	$3.081	$3.081
	Employee share scheme	145,000	145,000	-	-
	Employee DESSP allotment	687,502	687,502	-	-
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*

+ See chapter 19 for defined terms.

	Employee options	120,000	120,000	$ 0.478	17/08/02
	Employee options	396,000	396,000	$ 0.983	05/02/03
	Employee options	400,000	400,000	$ 0.903	11/02/03
	Employee options	80,000	80,000	$ 1.438	30/06/03
	Employee options	288,000	288,000	$ 1.368	08/08/03
	Employee options	112,000	112,000	$ 1.393	13/08/03
	Employee options	470,000	470,000	$ 1.758	15/10/03
	Employee options	72,000	72,000	$ 2.233	31/01/04
	Employee options	773,188	773,188	$ 3.083	25/03/04
	Employee options	122,000	122,000	$ 3.500	31/05/04
	Employee options*	160,000	160,000	$ 4.420	31/05/04
	Employee options*	200,000	200,000	$ 4.500	31/05/04
	Employee options*	80,000	80,000	$ 6.650	09/11/04
	Employee options*	3,870,600	3,870,600	$ 6.830	10/01/05
	Employee options*	1,012,250	1,012,250	$ 7.100	06/03/05
	Employee options*	128,250	128,250	$ 6.910	08/05/05
	Employee options*	30,000	30,000	$ 6.910	11/06/05
	Employee options*	51,000	51,000	$ 7.950	01/06/05
	Employee options*	20,000	20,000	$ 7.920	01/07/05
	Employee options*	344,000	344,000	$ 7.850	14/08/05
	Employee options*	1,621,000	1,621,000	$ 8.000	07/08/05
	Employee options*	102,000	102,000	$ 7.970	24/08/05
	Employee options*	71,200	71,200	$ 9.186	28/12/05
	Employee options*	42,653	42,653	$ 5.820	02/01/06
	Employee options*	110,000	110,000	$ 7.400	25/02/06
	Employee options*	26,000	26,000	$ 6.690	26/04/06
	Employee options*	467,000	467,000	$ 7.350	31/05/06
	Employee options*	1,078,500	1,078,500	$ 5.950	31/05/06
	Employee options*	3,788,000	3,788,000	$ 5.950	01/06/06
	Employee options*	96,500	96,500	$ 5.940	01/06/06
	Employee options*	108,000	108,000	$ 7.350	01/06/06
	Employee options*	58,500	58,500	$ 6.150	30/06/06
	Employee options	2,254,600	2,254,600	$ 2.770	05/02/07
	Employee options	110,000	110,000	$ 2.520	05/02/07
	Employee options	188,000	188,000	$ 2.520	09/03/07
	Employee options	100,000	100,000	$ 2.550	26/04/05
	** Non dilutive for Diluted EPS calculation – refer note 10*				
18.8	Issued during current period				
	Employee options	467,000	467,000	$ 7.350	31/05/06
	Employee options	1,175,000	1,175,000	$ 5.950	31/05/06
	Employee options	3,881,000	3,881,000	$ 5.950	01/06/06
	Employee options	96,500	96,500	$ 5.940	01/06/06
	Employee options	62,750	62,750	$ 6.150	30/06/06
	Employee options	2,254,600	2,254,600	$ 2.770	05/02/07
	Employee options	110,000	110,000	$ 2.520	05/02/07
	Employee options	188,000	188,000	$ 2.520	09/03/07
	Employee options	100,000	100,000	$ 2.550	26/04/05

18.9	*Exercised during current period*				
	Employee options	333,000	333,000	$0.478	25/05/02
	Employee options	443,000	443,000	$0.478	17/08/02
	Employee options	50,000	50,000	$0.728	17/08/02
	Employee options	1,000,000	1,000,000	$0.975	05/02/03
	Employee options	1,479,000	1,479,000	$0.983	05/02/03
	Employee options	240,000	240,000	$1.368	08/08/03
	Employee options	92,000	92,000	$1.393	13/08/03
	Employee options	1,750,000	1,750,000	$1.757	15/09/03
	Employee options	434,000	434,000	$1.758	15/09/03
18.10	Expired during current period	-	-		
	Cancelled during current period				
	Employee options	295,000	295,000	$1.758	15/10/03
	Employee options	178,637	178,637	$3.083	25/03/04
	Employee options	32,000	32,000	$4.420	31/05/04
	Employee options	376,800	376,800	$6.830	10/01/05
	Employee options	78,500	78,500	$7.100	06/03/05
	Employee options	24,000	24,000	$6.910	08/05/05
	Employee options	20,000	20,000	$7.950	01/06/05
	Employee options	103,500	103,500	$8.000	07/08/05
	Employee options	10,000	10,000	$7.970	24/08/05
	Employee options	5,000	5,000	$9.188	28/12/05
	Employee options	12,500	12,500	$6.690	26/04/06
	Employee options	97,000	97,000	$5.950	31/05/06
	Employee options	173,000	173,000	$5.950	01/06/06
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
18.13	**Unsecured notes** *(description)*	-	-	-	-
18.14	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. *If there is insufficient space to comment, attach notes to this report.*)

+ See chapter 19 for defined terms.

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Please refer to attached market announcement

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Not applicable

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report and prior to the payment of the final dividend, the company had $104,757,912 of franking credits available for payment of franked dividends.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

None

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

Guarantees and Indemnities

Guarantees and indemnities of $260,500,000 (30 June 2001: 262,500,000) have been given to the consolidated entity's Australian Bankers by Computershare Limited, Computershare Technology Services Pty Limited, CDS International Limited, Computershare Investor Services Limited, Computershare New Zealand Limited, Computershare Investor Services Ltd (incorp in NZ), Computershare Ltd (incorp in UK), Computershare Investor Services PLC, Computershare Inc, Computershare Investor Services LLC, Computershare Services (Ireland) Ltd, Computershare Finance Company Pty Ltd, Computershare Technology Services (UK) Ltd, Computershare Financial Services, Inc and ACN 081 035 752 Pty Ltd as security for the parent entity's facilities.

Guarantees of $6,226,458 (30 June 2001: $6,109,035) have been given by Computershare Limited as security for bonds in respect of leased premises.

Guarantees given by Computershare Limited as security for performance by Computershare Technology Services Ltd in relation to certain customer contracts were discharged during the period (30 June 2001: $518,157).

Legal matters

Due to the nature of operations, certain commercial claims in the normal course of business have been made against Computershare in various countries. The directors, based on legal advice, are contesting all of these matters. The majority of these claims are covered by insurance. It is considered unlikely that any material liability to the Group will eventuate.

Other

At 30 June 2001 the group disclosed a contingent liability regarding an issue in respect of UK Value Added Tax. Following consultation with industry, UK Customs and Excise have now agreed that in future standard rated VAT will be applied to corporate actions charges raised by share registrars. Customs and Excise had previously been seeking to apply this ruling retrospectively.

At 30 June 2001 the group disclosed a contingent liability of US1,000,000 in respect of penalty payments for failure to meet agreed conversion milestones in converting Share Plans to the SCRIP system. Computershare met all timetable requirements and no penalty payments will be required to be made.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries $7,659,921 (30 June 2001: $4,272,513). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

Additional disclosure for trusts

+ See chapter 19 for defined terms.

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Ballroom ,Park Hyatt Hotel 1 Parliament Square East Melbourne
Date	7 November 2002
Time	10.00am
Approximate date the +annual report will be available	25 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐ The +accounts have been audited.

☐ The +accounts have been subject to review.

+ See chapter 19 for defined terms.

√	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 28 August 2002
(Company Secretary)

Print name: .Mark Davis...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year

+ See chapter 19 for defined terms.

to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

+ See chapter 19 for defined terms.

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments
June 2001

Major business segments	Analytics Services	Corporate Services	Document Services	Investor Services	Plan Services	Technology Services	Unallocated	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	5,183	7,045	38,178	628,327	27,059	44,927	3,599	754,318
Intersegment revenue	0	39,101	28,151	1,268	0	46,212	(114,732)	0
Total revenue	5,183	46,146	66,329	629,595	27,059	91,139	(111,133)	754,318
Share of net profit of associates	0	0	0	2,383	0	0	0	2,383
Total segment revenue	5,183	46,146	66,329	631,978	27,059	91,139	(111,133)	756,701
Segment Result								
Profit/(loss) from ordinary activities before income tax	(987)	(11,506)	5,513	76,272	(5,161)	6,954	4,694	75,779
Income tax expense								(33,695)
Profit from ordinary activities after income tax								42,084
Depreciation	56	1,359	2,040	10,991	95	9,789	(6,199)	18,131
Amortisation - Goodwill	411	0	532	21,071	1,334	1,659	0	25,007
Non-cash expenses other than depreciation	0	1,990	0	889	302	0	0	3,180
Liabilities								
Total segment liabilities	1,464	267,556	19,100	80,595	13,921	6,975	41,482	431,092
Assets								
Total segment assets	23,705	624,025	35,303	699,342	66,330	27,292	(572,004)	903,994
Carrying value of investments in associates included in segment assets	0	0	0	0	0	0	0	0
Segment assets acquired during the reporting period								
Investments	0	4,305	0	148	0	0	0	4,452
Property, plant & equipment	128	4,901	1,416	31,650	0	5,205	0	43,301
Intangibles	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0
	128	9,205	1,416	31,798	0	5,205	0	47,753

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
June 2001

Major geographic segments	**Asia**	**Australia & New Zealand**	**Canada**	**South Africa**	**United Kingdom & Ireland**	**USA**	**Unallocated**	**Consolidated Total**
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue								
External revenue	9,079	187,788	160,367	25,563	236,956	130,967	3,599	754,318
Segment Result								
Profit/(loss) from ordinary activities before income tax	4,645	(4,274)	21,586	2,884	62,681	(16,438)	4,694	75,779
Income tax expense								(33,695)
Profit from ordinary activities after income tax								42,084
Assets								
Total segment assets	85,456	753,494	228,388	15,709	183,563	209,389	(572,004)	903,994
Segment assets acquired during the reporting period								
Investments	0	2,576	0	132	1,744	0	0	4,452
Property, plant & equipment	63	9,471	8,178	749	10,407	14,433	0	43,301
Intangibles	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0
	63	12,047	8,178	881	12,151	14,433	0	47,753

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
June 2002

Major Geographic Segments	Asia $000's	Australia & New Zealand $000's	Canada $000's	South Africa $000's	United Kingdom & Ireland $000's	USA $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	26,385	210,180	157,369	21,393	215,458	147,148	3,034	780,966
Segment Result								
Profit/(loss) from ordinary activities before income tax	8,330	22,936	18,493	1,846	36,289	(9,762)	5,615	83,748
Income tax expense								(25,995)
Profit from ordinary activities after income tax								57,753
Assets								
Total segment assets	90,202	912,119	257,832	29,334	181,250	289,012	(800,033)	959,716
Segment assets acquired during the reporting period								
Investments	4	13,621	0	17,945	0	0	0	31,569
Property, plant & equipment	164	8,575	12,470	10	20,073	15,595	0	56,886
Intangibles	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0
	167	22,195	12,470	17,955	20,073	15,595	0	88,456

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments
June 2002

Major business segments	Analytics Services $000's	Corporate Services $000's	Document Services $000's	Investor Services $000's	Plan Services $000's	Technology Services $000's	Unallocated $000's	Consolidated Total $000's
Revenue								
External revenue	13,160	17,007	43,509	606,505	66,188	31,563	3,034	780,966
Intersegment revenue	50	56,407	44,887	2,129	8	83,839	(187,319)	0
Total revenue	13,210	73,414	88,396	608,633	66,197	115,402	(184,285)	780,966
Share of net profit of associates	0	0	0	0	0	0	0	0
Total segment revenue	13,210	73,414	88,396	608,633	66,197	115,402	(184,285)	780,966
Segment Result								
Profit/(loss) from ordinary activities before income tax	(1,412)	(7,134)	6,421	88,864	(1,415)	(7,193)	5,615	83,748
Income tax expense								(25,995)
Profit from ordinary activities after income tax								57,753
Depreciation	96	1,817	3,056	8,138	188	15,209	(6,361)	22,142
Amortisation - Goodwill	966	0	852	23,562	3,007	1,482	0	29,869
Non - cash expenses other than depreciation	11	(740)	638	1,623	91	10	0	1,634
Liabilities								
Total segment liabilities	1,820	131,230	8,529	122,250	1,907	9,807	28,426	303,968
Assets								
Total segment assets	21,925	807,451	41,993	785,328	66,556	36,497	(800,033)	959,716
Carrying value of investments in associates included in segment assets	0	0	0	0	0	0	0	0
Segment assets acquired during the reporting perid								
Investments	0	1,122	0	30,447	0	0	0	31,569
Property, plant & equipment	52	15,104	4,314	20,441	2,977	14,000	0	56,886
Intangibles	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0
	52	16,226	4,314	50,888	2,977	14,000	0	88,456

ATTACHMENT TO APPENDIX 4B - PRELIMINARY FINAL REPORT
FOR THE PERIOD ENDED 30 JUNE 2002

RECONCILIATION OF TAX EXPENSE

OPERATING PROFIT	**$000's**
The prima facie income tax expense on operating profit is reconciled to income tax expense in the profit and loss account as follows:	
Operating profit	**83,749**
Prima facie income tax thereon at 30%	**25,125**
Tax effect of permanent differences:	
Depreciation not deductible	538
Amortisation of goodwill	4,666
Non deductible provisions	1,006
Research and Development allowance	(1,548)
Effect of different tax rates on overseas income - Canada	1,819
Capitalised costs	0
Effect of different tax rates on overseas income - other	(2,195)
Benefit of tax losses not brought to a/c	23
Underprovision/(overprovision) in prior period	(2,086)
Other	(781)
	26,567
Effect of change in tax rate - other	(572)
Income tax expense on operating profit	**25,995**

....
Mark Davis
Company Secretary